Exhibit 3.12

State of Delaware Secretary of State Division of Corporations Delivered 07:40 PM 08/26/2010 FILED 07:37 PM 08/26/2010 SRV 100863513 – 4865122 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

•	First: The name of the limited liability company is KWF Investors I, LLC

•

Second: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington DE. The name of its Registered agent at such address is The Corporation Trust Company

•	Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is .”)

•	Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 26 day of August, 2010.

By:	/s/ B. Boudress
Authorized Person(s)

Name:	B. Boudress
Typed or Printed